Exhibit "D"

                   COUNSEL'S OPINION RE TAX MATTERS





                            JOHN W. CONES
                           Attorney at Law
                           794 Via Colinas
                  Westlake Village, California 91362
                             310/477-6842
                         jwc6774@adelphia.net




Mars Callahan, Owner
Big Sky Motion Pictures, LLC (Manager)
Spring Break '83 Production, LLC
650 North Bronson Avenue, Suite B-128
Los Angeles, California 90004

                        Re: Counsel's Tax Opinion

Dear Mr. Callahan:

        You have requested my opinion and views as to the material federal income tax consequences related to the ownership of limited liability company interests ("Units") in the Spring Break '83 Production, LLC (the "LLC"), of which you one of the owners of the Manager.

        My opinion in this matter is guided by Treasury Department Circular 230 (31 CFR Part 10) and the American Bar Association's Formal Opinion 346 (Revised), "Tax Law Opinions in Tax Shelter Investment Offerings". In accordance with the requirements of Circular 230 and Opinion 346, in rendering this opinion, I have examined the certificate and agreement of organization of the Spring Break '83 Production, LLC (the "Operating Agreement") attached as Exhibit "A" to the Spring Break '83 Production, LLC Prospectus, (the "Prospectus"), and such other documents and instruments as I have considered necessary for purposes of the opinion hereinafter set forth. You have advised me that the Prospectus and certain other representations and information provided to me give an accurate and complete description of the facts and circumstances concerning the proposed activities of the LLC. This opinion is based on such Prospectus, representations and information, and I have not attempted to verify independently each of such representations and statements.

        The section of the Prospectus entitled "FEDERAL TAX DISCUSSION" was prepared by my office and the discussions of federal tax issues contained therein are incorporated in this opinion. Capitalized terms used in this opinion and not otherwise defined have the same meanings given them in the Operating Agreement and in the Prospectus.

        My opinions regarding the material federal income tax issues raised by an investment in the LLC are stated below:

        1.  The LLC should not be a publicly traded partnership per
Section 7704(b) of the Code;

        2. Provided that the LLC is not a publicly traded partnership, the LLC will be treated as a partnership and not as an association taxable as a corporation;

        3. If the LLC actually produces the Film, a Unit Holder's distributive share of LLC taxable income (other than portfolio income) will constitute passive income that could be offset by a Unit Holder's passive activity losses from other sources;

        4.  Subject to the possibility that the requirements of
Section 706(d) of the Code are not satisfied by the LLC's convention as to the time at which it will recognize transferees as owners of Units, the recognized Unit Holders (including Unit Holders holding Units through nominees) will be treated as Unit Holders of the LLC from the date they become recognized holders of Units, even though not admitted as Members;

        5. Provided that the advertising expenses paid by the LLC, if any, constitute reasonable compensation for services rendered or expenses incurred during the taxable year, such expenses will be deductible by the LLC for federal income tax purposes;

        6. The LLC will be entitled to treat deductions claimed in connection with the Film as expenses incurred in the LLC's overall trade or business of producing and exploiting films;

        7. Otherwise deductible items incurred in connection with the Film will be treated as ordinary and necessary business expenses under Code Section 162(a);

        8. The LLC should be entitled to recover some or all of its investment in the Film through depreciation deductions using the income forecast method;

        9. An investment in the LLC constitutes an activity engaged in for profit within the meaning of Code Section 182;

        10. Subject to the possibility that the allocations do not comply with the requirements of Section 706(d) of the Code, the allocation of profits and losses and other income tax items in accordance with the LLC's Operating Agreement will have substantial economic effect or will be in accordance with the Unit Holders' interests in the LLC; and

        11. It is also my opinion that the material federal income tax issues described above, in the aggregate, are more likely than not to be realized by a Unit Holder if litigated on the merits, for the reasons described in the "FEDERAL TAX DISCUSSION" of the Prospectus.

        These opinions represent the best judgment of Tax Counsel under existing statutes, judicial decisions, administrative regulations, and IRS interpretations and practice. However, the opinions of Tax Counsel have no binding effect on the IRS or the courts, and the IRS may challenge positions taken by the LLC that are based on these opinions. Final disallowance of the LLC's position with respect to these or other issues could reduce the anticipated federal income tax benefits of an investment in the LLC and result in an increase in a Unit Holder's tax liability. In addition, no assurance can be given that future legislative, judicial, administrative or regulatory changes, some of which may be applied retroactively, will not have a significant adverse effect on the opinions of Tax Counsel or the discussion found in the Prospectus.

        This opinion is qualified in that it calls attention to certain limitations inherent in the opinion itself. The views expressed herein and concerning essentially factual issues are based on assumptions concerning future events and transactions. If these events and transactions do not occur, or if other events or transactions do not occur, or if other events or transactions not now contemplated do occur, the federal income tax consequences of an investment in the LLC may be adversely affected. I can provide no assurance that the facts, circumstances and assumptions necessary for favorable federal income tax consequences from investing in the LLC will indeed occur. Moreover, even if the assumed facts do occur, I cannot assure that the IRS or the courts, which may analyze the same facts differently, will draw the same conclusions as I have. Thus, I can provide no assurance that the conclusions reached here and in the Prospectus, if challenged by the IRS, will be sustained by a court.

        Please note that I am rendering opinions only as to the matters expressly set forth herein, and no opinions should be inferred as to any other matters or as to the tax treatment of the transactions discussed in this opinion under the provisions of any section of the Code or Regulations not specifically covered in this opinion that may also be applicable. Except as provided herein, I am not expressing any opinion with respect to the deductibility, timing or treatment of any particular item, the amount of income, if any, that may be generated by the LLC or the amount of each Unit Holder's share of the LLC income. No opinion is expressed as to the state or local tax consequences of an investment in the LLC. Prospective investors are urged to consult their own tax advisors with respect to such issues.

        I consent to the filing of this opinion as an exhibit to the aforesaid Prospectus and further consent to the reference made to me and my law firm under the caption "Legal Opinions" and elsewhere in the Prospectus.

                                 Law Offices of


                                 John W. Cones

JC/pc